PROSPECTUS SUPPLEMENT NO. 11	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated April 5, 2022)	Registration No. 333-261711

89,684,845 Shares of Common Stock

7,666,667 Warrants

This prospectus supplement supplements the prospectus dated April 5, 2022 (as supplemented to date, the “Prospectus”), which forms part of our Registration Statement on Form S-1 (No. 333-261711) for which Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission (the “SEC”) on April 1, 2022 and declared effective by the SEC on April 5, 2022. This prospectus supplement is being filed to update the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the SEC on December 2, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus relates to the offer by us and the resale by the Selling Securityholders (as defined in “Selling Securityholders” in the Prospectus) of up to: (i) 7,666,667 shares of common stock, par value $0.0001 per share, of Solid Power, Inc. (“Common Stock”) issuable upon the exercise of an aggregate of 7,666,667 warrants held by Decarbonization Plus Acquisition Sponsor III LLC, a Delaware limited liability company (the “Sponsor”), and certain former independent directors, each of which is exercisable at a price of $11.50 per share (collectively, the “Private Placement Warrants”) and (ii) 11,666,636 shares of Common Stock issuable upon the exercise of 11,666,636 warrants, each of which is exercisable at a price of $11.50 per share (the “Public Warrants”).

The Prospectus also relates to the resale from time to time by the Selling Securityholders of up to: (i) 45,760,373 shares of Common Stock consisting of (a) an aggregate of 8,750,000 shares of Common Stock held by the Sponsor and certain former independent directors and (b) an aggregate of 37,010,373 shares of Common Stock beneficially owned by certain former stockholders of Solid Power Operating, Inc., (ii) an aggregate of 19,500,000 shares of Common Stock purchased at Closing (as defined in the Prospectus) by a number of subscribers pursuant to separate subscription agreements, (iii) 5,091,169 shares of Common Stock issued to Douglas Campbell upon his exercise of options to purchase shares of Common Stock and (iv) the 7,666,667 Private Placement Warrants.

Our Common Stock and Public Warrants are listed on the Nasdaq Global Select Market under the symbols “SLDP” and “SLDPW,” respectively. On December 1, 2022, the closing price of our Common Stock was $3.43 and the closing price for our Public Warrants was $0.55.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates and supplements the information included or incorporated by reference in the Prospectus. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any supplements to it.

We are an “emerging growth company,” as defined under the federal securities laws, and, as such, may elect to comply with certain reduced public company reporting requirements for future filings.

Investing in our securities involves a high degree of risk. In reviewing the Prospectus, you should carefully consider the matters described under the heading “Risk Factors” beginning on page 7 of the Prospectus.

You should rely only on the information contained in the Prospectus, this prospectus supplement or any prospectus supplements to the Prospectus. We have not authorized anyone to provide you with different information.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 2, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 1, 2022

Solid Power, Inc.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-40284	86-1888095
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

486 S. Pierce Avenue, Suite E Louisville, Colorado	80027
(Address of principal executive offices)	(Zip code)

(303) 219-0720

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	SLDP	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50	SLDPW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Effective December 1, 2022 (the “Effective Date”), Solid Power Operating, Inc., a wholly owned subsidiary of Solid Power, Inc. (the “Company”), entered into a Second Amendment (the “Second Amendment”) to that certain Lease Agreement by and between the Company and Red Pierce, LLC (the “Landlord”), dated November 29, 2016, as amended (the “Original Lease” and, as amended by the Second Amendment, the “Site 1 Master Lease”). Pursuant to the Original Lease, the Company currently leases 19,195 square feet of rentable space from the Landlord at a facility in Louisville, Colorado. The Company is also currently occupying an additional 9,645 square feet of rentable space (the “Suite D Premises”) at this facility. Prior to the Effective Date, the Company subleased the Suite D Premises from a third-party pursuant to a separate sublease agreement (the “Sublease Agreement”). As further described below, in connection with the Second Amendment, the Suite D Premises have been added to the Site 1 Master Lease; as a result, the Sublease Agreement was terminated on the Effective Date by mutual agreement of the parties.

The Second Amendment, among other things, (i) expands the Company’s leased premises under the Site 1 Master Lease to include the Suite D Premises, resulting in the Company leasing approximately 29,000 square feet of rentable space from the Landlord at the Louisville, Colorado facility pursuant to the Site 1 Master Lease; (ii) extends the initial term of the Site 1 Master Lease from September 6, 2024 to September 6, 2029; and (iii) provides for monthly rent payments of approximately $33,310, commencing on the Effective Date until September 6, 2023, subject to yearly increases thereafter as specified in the Second Amendment. Except as otherwise described above, all other material terms and conditions of the Original Lease remain in full force and effect.

The Louisville, Colorado facility, including the Suite D Premises, will continue to serve as the Company’s corporate headquarters and the Company intends to continue using this facility primarily for research and development, manufacturing and quality control purposes.

The foregoing description of the Second Amendment is qualified in its entirety by the full text of the Second Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Description

10.1±	Second Amendment to Lease Agreement by and between the Company and Red Pierce, LLC, dated December 1, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

± Certain portions of this exhibit have been omitted in accordance with Regulation S-K Item 601. The Company agrees to furnish an unredacted copy of the exhibit to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 2, 2022

SOLID POWER, INC.

By:	/s/ James Liebscher
Name: James Liebscher
Title: Chief Legal Officer and Secretary

Exhibit 10.1

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (I) NOT MATERIAL AND (II) CONFIDENTIAL. [ * * * ] INDICATES THAT INFORMATION HAS BEEN REDACTED.

SECOND AMENDMENT TO LEASE

THIS SECOND AMENDMENT TO LEASE (this “Amendment”) is made and entered into as of the date of Landlord’s signature below (the “Amendment Effective Date”), by and between Red Pierce, LLC, an Ohio limited liability company (“Landlord”), and Solid Power Operating, Inc., a Colorado corporation (“Tenant”).

WITNESSETH:

WHEREAS, Landlord and Tenant entered into a “Lease Agreement” dated November 29, 2016, as amended by “Amendment to Lease” dated December 5, 2017 (collectively, the “Lease"), wherein Landlord leases to Tenant the Premises (as defined in the Lease) commonly known as Suite E, which is 19,195 rentable square feet of 486 S. Pierce Avenue, Louisville, Colorado 80027; and

WHEREAS, Landlord and Tenant desire to modify the terms of the Lease pursuant to the terms of this Amendment.

NOW, THEREFORE, for good, valuable, and sufficient consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree that such Lease shall be and is hereby amended and modified as follows.

1.	DEFINED TERMS: Any capitalized terms used but not defined in this Amendment shall have the meanings ascribed to them under the Lease, unless the context herein otherwise expressly requires.

2.	ADDITION OF SUITE D: As of the Amendment Effective Date, the Premises will be expanded to add what is stipulated to be 9,645 rentable square feet in the portion of the Building commonly referred to as “Suite D.” Attached hereto as Schedule 1 is an illustration of Suite D, such schedule being incorporated herein by reference. For the avoidance of doubt, the Option to Extend in the Lease (Exhibit E), as applicable, shall apply to Suites D and E together (and neither suite without the other).

3.	BUILDING; Tenant’s Share: “Building” means the building consisting of 62,326 rentable square feet on the Property. With the addition of Suite D, the Premises shall constitute 28,840 square feet, and Tenant’s Share shall thus be increased, as of the Amendment Effective Date, to 46.27%.

4.	EXTENSION OF TERM; EXPIRATION DATE: Reference to eighty-six (86) months for the Term and Expiration Date is hereby replaced with one hundred forty-six (146) months, with the Expiration Date being 11:59 pm on September 6, 2029.

5.	BASE RENT: Base Rent during the remainder of the Term shall be due and payable by Tenant in amounts per the below Base Rent schedule:

Lease Months	Lease Dates	Annual Rate Per Square Foot	Base Rent Per Month
Remainder of Lease Year 6	Amendment Effective Date – 09/06/2023	$13.86	$33,310.20	*
Lease Year 7	09/07/2023 – 09/06/2024	$14.28	$34,319.60
Lease Year 8	09/07/2024 – 09/06/2025	$14.78	$35,520.79
Lease Year 9	09/07/2025 – 09/06/2026	$15.30	$36,764.01
Lease Year 10	09/07/2026 – 09/06/2027	$15.83	$38,050.75
Lease Year 11	09/07/2027 – 09/06/2028	$16.39	$39,382.53
Lease Year 12	09/07/2028 – 09/06/2029	$16.96	$40,760.92

*If the first lease month as of the Amendment Effective Date is less than 30 days, such Rent shall be calculated on a per day basis, with such Base Rent and Additional Rent (Tenant’s Share) existing immediately before the Amendment Effective Date being applied to each day of such lease month prior to the Amendment Effective Date.

6.	RESTORATION AGREEMENT: Simultaneous with execution hereof, the parties shall execute a restoration agreement in the form and substance attached hereto as Schedule 2 (the “Restoration Agreement”), the terms of which are of material consideration for this Amendment.

7.	OTHER TERMS REMAIN UNCHANGED: All remaining terms and conditions of the Lease will remain in full force and effect, except as modified by this Amendment.

8.	BINDING ON SUCCESSORS AND ASSIGNS: All the covenants and agreements of the parties herein above contained shall apply to and bind the parties, their agents, successors, and assigns.

9.	COUNTERPARTS; ELECTRONIC MEANS: This Amendment may be executed in multiple counterparts, each of which shall be deemed an original agreement and both of which shall constitute one and the same agreement. The counterparts of this Amendment may be executed and delivered by facsimile or other electronic signature (including portable document format) by either of the parties and the receiving party may rely on the receipt of such document so executed and delivered electronically or by facsimile as if the original had been received.

[Signature Page(s) Follow]

[Remainder of Page Intentionally Blank]

This Amendment is entered into by and between the following parties as of the Amendment Effective Date.

LANDLORD:
Red Pierce, LLC

By:	/s/ John Comunale
Name:	John Comunale
Its:	Manager

Date:	12/1/2022

TENANT:
Solid Power Operating, Inc.
a Colorado corporation

By:	/s/ Kevin Paprzycki
Name:	Kevin Paprzycki
Its:	CFO

Signature Page(s) to Second Amendment to Lease

Schedule 1 – Suite D

[ * * * ]

Schedule 2 – Restoration Agreement

[ * * * ]